                                      As filed pursuant to Rule 424(b)(4)
                                      under the Securities Act of 1933
                                      Registration No. 333-49377 and 333-50883

                                2,658,000 SHARES

                     [AMBASSADORS INTERNATIONAL, INC. LOGO]

                                  COMMON STOCK

     Of the 2,658,000 shares of Common Stock offered hereby, 2,440,000 shares are being sold by the Company and 218,000 shares are being sold by Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.
     The Common Stock is traded on the Nasdaq National Market under the symbol "AMIE." On April 23, 1998, the last sale price of the Common Stock as reported by the Nasdaq National Market was $26.75 per share. See "Price Range of Common Stock."
     SEE "RISK FACTORS" COMMENCING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
================================================================================

                                                                                                              Proceeds to
                                                  Price             Underwriting         Proceeds to            Selling
                                                to Public           Discount(1)           Company(2)          Stockholders
------------------------------------------------------------------------------------------------------------------------------
Per Share.................................        $26.25               $1.31                $24.94               $24.94
------------------------------------------------------------------------------------------------------------------------------
Total(3)..................................     $69,772,500           $3,481,980          $60,853,600           $5,436,920

================================================================================
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $335,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 398,700 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $80,238,375, the Underwriting Discount will total $4,004,277 and the Proceeds to Company will total $70,797,178. See "Underwriting."
     The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor at the office of NationsBanc Montgomery Securities LLC on or about April 29, 1998.
                            ------------------------

NationsBanc Montgomery Securities LLC

                   Allen & Company Incorporated

                                      Donaldson, Lufkin & Jenrette
                                            Securities Corporation

                                                   D.A. Davidson & Co.

                                 April 23, 1998

                                   [Artwork]

                            ------------------------

     This Prospectus includes trade names and trademarks of the Company and of other companies.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. In this Prospectus, the words "expects," "anticipates," "believes," "intends," "will" and similar expressions identify forward-looking statements, which speak only as of the date hereof, and are subject to certain risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors." Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise indicates, the "Company" means Ambassadors International, Inc. and its consolidated subsidiaries.

                                  THE COMPANY

     The Company is a leading educational travel, travel services and performance improvement company. The Company is engaged primarily in (i) organizing, marketing and operating international educational travel programs on a worldwide basis for students and adults (the "Education Group"); and (ii) developing, marketing and managing performance improvement programs that utilize merchandise awards and incentive travel, providing business meeting management services, and providing comprehensive housing reservation, registration and travel services for meetings, conventions, expositions and trade shows (the "Performance Group").

     Since its founding in 1967, the Company has offered educational travel programs to both students and adults through its People to People Student Ambassador Programs ("Student Ambassador Programs") and People to People Ambassador Programs ("Adult Ambassador Programs"). In 1995, John Ueberroth and Peter Ueberroth became principal stockholders of the Company and members of the Company's Board of Directors. John Ueberroth was appointed Chief Executive Officer and President of the Company and Peter Ueberroth was appointed Chairman of the Board. Under new management, the Company expanded its educational travel programs, improved operating margins and, through a series of acquisitions, commenced operations of the Performance Group. As a result of new management's initiatives and acquisitions, the Company's revenues increased 41% from $18.8 million in 1996 to $26.5 million in 1997, and the Company's net income increased 43% from $3.9 million in 1996 to $5.6 million in 1997.

     The Education Group. The Education Group organizes, markets and operates international educational travel programs for students and adults. The Student Ambassador Programs provide an opportunity for students in the sixth through twelfth grades to visit one or more foreign countries to learn about the politics, economy and culture of such countries. The Adult Ambassador Programs provide adults with common interests the opportunity to travel abroad to meet and exchange ideas with foreign citizens who have similar backgrounds, interests or professions. The Company believes that its programs provide participants with more enriching experiences and deeper understandings of foreign cultures and peoples than visits arranged independently or through travel agencies. Since 1983, the Company has organized programs for more than 70,000 students and 45,000 adults in more than 35 countries on 5 continents. In 1997, the Company's educational travel programs featured visits to such countries as Australia, China, France, Germany, Great Britain, India, Italy and New Zealand. In 1996 and 1997, approximately 12,200 and 14,000 participants, respectively, traveled on the Company's educational programs.

     A majority of the Education Group's programs are organized in connection with People to People International ("People to People"), a private, non-profit organization dedicated to the promotion of world peace through cultural exchange. People to People was founded by President Dwight D. Eisenhower in 1956 and was originally administered by the U.S. State Department. Seven Presidents since President Eisenhower have served as Honorary Chairman of People to People, including President Bill Clinton, who currently holds that position. Subject to certain exceptions, the Company's agreements with People to People give the Company the exclusive right to develop and conduct programs for kindergarten through college age students using the People to People name and the non-exclusive right to develop and conduct programs for adults using the People to People name. The Company believes that its long association with People to People has been a major factor in its ability to provide quality educational student and adult travel programs, and that this relationship provides the Company with greater access to foreign governmental agencies, officials and institutions. The Company also believes that its association with the People to People programs and the recent efforts of management have provided the foundation for the Company to develop strategic alliances with Eddie Bauer, Inc., Yosemite National Institutes and the American Youth Soccer Organization. In addition to providing specialized programs, the Company believes that these alliances provide additional opportunities for the Company to expand its product lines and increase its marketing channels.

     The Performance Group. The Performance Group develops, markets and manages performance improvement programs for a nationwide roster of clients. The programs offer services in three principal areas: (i) performance improvement programs, (ii) business meeting management services and (iii) comprehensive housing reservation, registration and travel services. The Company's performance improvement programs utilize merchandise awards and travel incentives designed to help clients achieve sales goals, improve productivity and attract and retain qualified employees. The Company's business meeting management services assist clients in planning, coordinating and producing business meetings and conferences. The Company also provides comprehensive housing reservation, registration and travel services for meetings, conventions, expositions and trade shows. These services include hotel booking, guest registration, confirmation, and on-site services.

     The Performance Group's clients include both small and large businesses and organizations, including several Fortune 500 companies and nationally recognized trade and professional associations.

     The Company believes that high quality programs and exceptional customer service are and will remain key elements of the Company's success. The Company's strategy is to maintain its quality standards while increasing its volume of business. To increase its business, the Company intends to (i) expand the marketing and tour volume of its existing student travel programs, (ii) introduce new student travel programs and strategic alliances, (iii) broaden its adult travel programs, (iv) expand the scope of services and increase the market penetration of the Performance Group, and (v) pursue selective acquisitions of travel and performance improvement businesses.

     The Company was originally incorporated in the State of Washington in 1967 under the name International Ambassador Programs, Inc. to provide international educational travel programs for students and adults. The Company was reincorporated in the State of Delaware in 1995. The Company's principal executive offices are located at Dwight D. Eisenhower Building, 110 S. Ferrall Street, Spokane, Washington 99202, and its telephone number is (509) 534-6200.

                   DEVELOPMENTS SINCE INITIAL PUBLIC OFFERING

     Since the Company's initial public offering in August 1995, the Company has continued to implement its growth strategy through the following initiatives:

     Commenced Operations of its Performance Group. The Company commenced operations of its Performance Group through a series of acquisitions which began in 1996. Through these acquisitions, the Company has expanded its business to include performance improvement programs, business meeting management services and comprehensive housing reservation, registration and travel services. In 1997, Ronald Merriman joined the Company as an Executive Vice President of the Company and President of the Performance Group. See "Management." The Company intends to continue to grow its Performance Group both internally and through selective acquisitions of similar or complementary businesses.

     Expanded its Educational Travel Programs. The Company has expanded its student and adult educational and travel programs by adding new programs and increasing their frequency. In 1996, the Company also acquired American People Ambassador Programs, which allows the Company to offer cultural as well as professional exchanges to adults. The Company has also broadened the geographic and demographic scope of its marketing efforts.

     Entered Into Strategic Alliances. Through a series of strategic alliances, the Company now offers special travel programs for its Education Group that are affiliated with Eddie Bauer, Inc., and is implementing pilot programs with Yosemite National Institutes and the American Youth Soccer Organization. These strategic alliances provide additional opportunities for the Company to expand its product lines and increase its marketing channels.

                                  THE OFFERING

Common Stock offered by the Company..............  2,440,000 shares
Common Stock offered by the Selling
  Stockholders...................................  218,000 shares
Common Stock to be outstanding after the
  Offering.......................................  9,454,779 shares(1)
Use of Proceeds..................................  For future acquisitions and general corporate purposes.
Nasdaq National Market Symbol....................  AMIE

---------------
(1) Based on shares outstanding as of March 31, 1998. Does not include 494,688 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $11.50 per share under the Company's 1995 Equity Participation Plan and 86,676 additional shares reserved for issuance pursuant to such plan. The Company's Board of Directors has approved, subject to stockholder approval at the 1998 Annual Meeting of Stockholders, an increase in the total number of shares issuable under such plan from 600,000 to 900,000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following Summary Consolidated Financial Data should be read in conjunction with the consolidated financial statements, including the notes thereto, incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1993       1994       1995       1996       1997
                                           -------    -------    -------    -------    -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA(1):
Revenue..................................  $14,334    $16,990    $17,133    $18,843    $26,541
Operating expenses:
  Selling and tour promotion.............    8,361      9,407      8,694      8,420      9,826
  General and administrative.............    4,983      5,380      4,676      5,770      8,210
Operating income.........................      990      2,203      3,763      4,653      8,505
Net income...............................  $ 1,142    $ 2,127    $ 5,157    $ 3,947    $ 5,637
                                           =======    =======    =======    =======    =======
Pro forma net income(2)..................       --    $ 3,152    $ 3,179         --         --
                                                      =======    =======
Net income per share -- basic(3).........       --    $  0.63    $  0.57    $  0.60    $  0.83
                                                      =======    =======    =======    =======
Net income per share -- diluted(3).......       --    $  0.63    $  0.56    $  0.59    $  0.82
                                                      =======    =======    =======    =======

                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(4)
                                                              -------    --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $22,871       $83,390
Total assets................................................   34,449        94,968
Long-term debt..............................................      329           329
Total stockholders' equity..................................   22,556        83,075

---------------
(1) Since 1995, the Company has made several acquisitions which have been accounted for under the purchase method of accounting. Therefore, the results of operations of these acquired entities are included in the results of operations of the Company since their respective dates of acquisition. The statement of income data for the years ended December 31, 1993, 1994 and 1995 only reflects the Education Group. During 1996, the Company commenced operations of its Performance Group through the acquisition of two existing entities engaged in this business. Due to the timing of these acquisitions, the results of operations for only one of these entities are included in the Company's results of operations for the year ended December 31, 1996. The results of operations of the second acquisition are included in the year ended December 31, 1997. The results of operations for the year ended December 31, 1997 also include the acquisition in September 1997 of a third company in the Performance Group.

(2) In connection with the Company's change in ownership and reincorporation in 1995, certain compensation agreements between the Company and certain stockholders were terminated and new employment agreements were executed. Also, notes receivable from certain stockholders were repaid. Therefore, the pro forma net income for the year ended December 31, 1994 reflects adjustments to (i) reduce certain incentive compensation costs, and (ii) eliminate interest income on the repayment of notes receivable. The pro forma net income for the years ended December 31, 1994 and 1995 reflects an adjustment to record income taxes which would have been paid by the Company as a C Corporation rather than as an S Corporation.

(3) Historical net income per share for the year ended December 31, 1993 has not been presented due to the Company's change in ownership and reincorporation in 1995.

(4) Adjusted to give effect to the sale of 2,440,000 shares of Common Stock offered by the Company hereby at the public offering price of $26.25 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Certain statements in this Prospectus, including statements included below and under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those discussed below and elsewhere in this Prospectus.

     In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

INTERNATIONAL OPERATIONS AND NATURAL OCCURRENCES

     Because substantially all of the Company's travel programs associated with its Education Group are conducted outside the United States, the Company's operations are subject to special risks inherent in doing business internationally. Such risks include the adverse effects on operations from war, international terrorism, civil disturbances, political instability, governmental activities and deprivation of contract rights. Periods of international unrest may reduce demand for the Company's travel programs and could have a material adverse effect on the Company's business and results of operations. Examples of such events which have adversely affected the Company's operations include terrorist activities generally, the Gulf War in 1991, civil unrest in China in 1989 and the Chernobyl disaster in 1986. In 1997, approximately 34% of the Company's revenues were derived from its programs in Europe (predominantly the United Kingdom), 24% of its revenues were derived from its programs in the South Pacific (predominantly Australia and New Zealand), and 11% of its revenues were derived from its programs in China. The Company expects gross receipts from programs to these regions to continue to account for a majority of its gross receipts in 1998. The occurrence of any of the events described above or other unforeseen developments in one or more of these regions would have a material adverse effect on the Company. Demand for the Company's travel programs also may be adversely affected by natural occurrences such as hurricanes, earthquakes, epidemics and flooding in geographic regions in which the Company conducts its travel programs.

ACQUISITIONS; EXPANSION OF BUSINESS

     Part of the Company's business strategy is to acquire selected travel and performance improvement businesses which will complement its existing businesses. The Company's ability to acquire these businesses is dependent in part upon management's relationship with the owners of these businesses, many of which are small and closely held by individual stockholders. In addition, the Company will be competing for expansion opportunities with other companies, many of which have greater name recognition, marketing support and financial resources than the Company, which may result in fewer acquisition opportunities available to the Company as well as higher acquisition prices. There can be no assurance that the Company will be able to identify, pursue or acquire any targeted businesses and, if acquired, there can be no assurance that the Company will be able to profitably manage additional businesses or successfully integrate acquired businesses into the Company without substantial costs, delays and other operational or financial problems.

     The Company has engaged in informal acquisition discussions with a number of companies within the last six months, but the Company is not currently a party to any agreement with respect to any specific acquisition. If the Company proceeds with any significant acquisition for cash, a substantial portion of the Company's available cash could be used in order to consummate any such acquisition. The Company may also seek to finance any such acquisition through additional debt or equity financings, and there can be no assurance that such financings will be available on acceptable terms or at all. If consideration for an acquisition consists of equity securities, the Company's stockholders could be diluted.

     Acquisitions involve a number of special risks in addition to those mentioned above, including the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, the potential loss of key employees of acquired companies, potential exposure to unknown liabilities of acquired companies, adverse effects on the Company's reported operating results due to acquisition costs and expenses due to integrating and assimilating the operations of newly acquired businesses, and the amortization of acquired intangible assets. No assurance can be given that any acquisition by the Company will or will not occur, that if an acquisition does occur that it will not materially and adversely affect the Company or that any such acquisition will be successful in enhancing the Company's business.

SEASONALITY; FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's businesses are highly seasonal. The Company recognizes gross program receipts, revenues and program pass-through expenses upon the overseas departure of its Education Group program participants. The majority of the Education Group's travel programs are scheduled in May through July and October of each year. Substantially all of the Company's operating income from its Education Group is generated in this period, which historically has offset the operating losses incurred during the rest of the year. The Company anticipates that this trend will continue for the foreseeable future. The Company's annual results would be adversely affected if the Company's revenues were to be substantially below seasonal norms during the second and third quarters of the year. The Company's operating results may fluctuate as a result of many factors, including the mix of programs and program destinations offered by the Company and its competitors, the introduction and acceptance of new programs and program enhancements by the Company and its competitors, timing of program completions, cancellation rates, competitive conditions in the industry, marketing expenses, extreme weather conditions, international conflicts, timing of and costs related to acquisitions, changes in relationships with certain travel providers, economic factors and other considerations affecting travel. In addition, the Company records on a quarterly basis unrealized and realized gains and losses on its forward foreign exchange contracts. As a result of the foregoing, annual or quarterly operating results may be below the expectations of public market analysts and investors. In such event, the price of the Common Stock could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The travel industry in general, and the educational and performance incentive segments of the travel industry in particular, are highly competitive. The Company's student programs compete with other companies that provide similar educational travel programs for students as well as independent programs organized and sponsored by local teachers with the assistance of local travel agents. In addition, People to People retains the right under its contract with the Company to offer programs to college students for studies abroad and may grant other entities the right to use its name in connection with adult educational programs. In addition, the Company's adult travel programs compete with independent professional associations that sponsor and organize their own travel programs through the assistance of local travel agents, and other organizations that design travel programs for adults.

     The business of providing employee incentive programs for corporate clients also is highly competitive. The Company's incentive programs compete with similar programs offered by other companies, many of which are larger than the Company and have greater resources than the Company, as well as with the corporations themselves which may choose to provide these programs "in house." In addition, the Company competes with other companies that are in the business of providing comprehensive housing reservation, registration and travel services for meetings, conventions, expositions and trade shows.

     The Company believes that the barriers to entry in each of the fields in which it operates are relatively low. Certain of the Company's competitors have substantially greater financial, marketing and sales resources than the Company. There can be no assurance that the Company's present competitors or competitors that choose to enter the marketplace in the future will not exert significant competitive pressures on the Company. Such competition could have a material adverse effect on the Company. See "Business -- Competition."

DEPENDENCE ON "PEOPLE TO PEOPLE"

     The Company's agreements with People to People give the Company the exclusive right to develop and conduct programs for kindergarten through college age students using the People to People name, and the non-exclusive right to develop and conduct programs for adults using the People to People name. The Company's agreements with People to People, however, allow People to People to continue to conduct college and professional seminars and internship programs and to develop other student activities and adult programs. The contracts expire in 2005 and may be renewed for successive ten year periods, but either party has the right to terminate such contracts at the end of any ten year period upon six months' prior notice. The Company believes that it derives benefit from its ability to market its programs using the People to People name. If the Company's agreements with People to People are terminated or if the Company is unable to use the People to People name to market new programs or destinations, the Company's business, financial condition and results of operations could be materially and adversely affected.

DEPENDENCE ON TRAVEL SUPPLIERS

     In order to offer its services and products, the Company is dependent on airlines, hotels and other suppliers of travel services. Consistent with industry practices, the Company currently has no long-term agreements with its travel suppliers that obligate such suppliers to sell services or products through the Company on an ongoing basis. Restricted access to travel suppliers' capacity or changes in pricing arrangements with travel suppliers could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL EFFECTS OF GENERAL ECONOMIC CONDITIONS

     The Company derives a significant portion of its revenues directly or indirectly from the travel industry. The travel industry, especially leisure travel, which is dependent on personal discretionary spending levels, is sensitive to changes in economic conditions and tends to decline during general economic downturns and recessions. The travel industry is also highly susceptible to unforeseen events, such as fuel price escalation, travel-related accidents, unusual weather patterns or other adverse occurrences. Any event that results in decreased travel generally would likely have a material adverse effect on the Company's business, financial condition and results of operations.

     Performance incentive programs and business meetings are more often conducted by employers when the economy is strong and when such incentives are needed to retain and motivate employees. Any significant economic downturn or recession in the United States could cause the Company's Performance Group clients to substantially reduce or eliminate entirely their employee incentive programs, which could result in a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF POTENTIAL GROWTH

     The Company's operations and business have expanded substantially in recent years, with a large increase in employees and business areas in a short period of time. To manage its rapid growth properly, the Company has been and will be required to expend significant management and financial resources. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. There also can be no assurance that the Company's management will be able to manage its growth and operate a larger organization efficiently or profitably. To the extent that the Company is unable to manage its growth efficiently and effectively or is unable to attract and retain additional qualified management personnel, the Company's business, financial condition and results of operations could be materially and adversely affected.

FLUCTUATION OF CURRENCY EXCHANGE RATES

     Many of the Company's arrangements with its foreign-based suppliers require payment to be made in foreign currencies. Any decrease in the value of the U.S. dollar in relation to foreign currencies has the effect of increasing the cost of the services to be provided. Since late 1993, the Company generally has purchased forward contracts to help manage program costs and hedge against foreign currency valuation increases. While the ability to utilize forward contracts for the delivery of foreign currencies can mitigate the effect of increased program costs and foreign currency exchange fluctuations, there can be no assurance that increased program costs relating to such currency fluctuations will not be substantial in future periods. The Company's contract with participants in its travel programs provides the Company the option, and historically the Company has attempted, to pass along any increase in program costs resulting from currency fluctuations to program participants. Nonetheless, there can be no assurance that the Company will be able to increase program prices to offset any such cost increases in the future and any failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CASUALTY LOSSES

     Due to the nature of its business, the Company may be subject to liability claims arising out of accidents or disasters causing injury to participants in its programs, including claims for serious personal injury or death. The Company believes that it has adequate liability insurance for risks arising in the normal course of its business. Although the Company has never experienced a liability loss for which it did not have adequate insurance coverage, there can be no assurance that insurance coverage will be sufficient to cover one or more large claims or that the applicable insurer will be solvent at the time of any covered loss. The Company has been named as a defendant in a lawsuit in which the plaintiffs have claimed damages in excess of the Company's current insurance coverage limits. Further, there can be no assurance that the Company will be able to obtain insurance coverage at acceptable levels and cost in the future. Successful assertion against the Company of one or a series of large uninsured claims, or of one or a series of claims exceeding any insurance coverage, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Insurance" and "Business -- Legal Proceedings."

DEPENDENCE ON KEY PERSONNEL

     The Company's performance is substantially dependent on the continued services and performance of its senior management and certain other key personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have long-term employment agreements with any of its executive officers. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled managerial, marketing and customer service personnel. The failure to retain and attract necessary managerial, marketing and customer service personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTINUED CONTROL OF THE COMPANY BY CERTAIN STOCKHOLDERS

     Upon completion of this offering, John Ueberroth and Peter Ueberroth will beneficially own in the aggregate approximately 28.5% of the outstanding shares of the Company's Common Stock. Accordingly, they will likely be able to exercise effective voting control of the Company, and would likely be able to elect all of the Company's directors and be able to determine the outcome of any matter being voted upon by the Company's stockholders, including any merger, sale of assets or other change in control of the Company. The Ueberroths' ownership position, together with the antitakeover effects of certain provisions contained in the Company's Certificate of Incorporation and Bylaws, may have the effect of delaying or preventing a change of control of the Company. See "Principal and Selling Stockholders."

USE OF PROCEEDS

     All of the net proceeds from this offering will remain unallocated and the Company intends to use such proceeds for future acquisitions and general corporate purposes. Accordingly, management will have broad discretion with respect to the expenditure of all of the proceeds from this offering. See "Use of Proceeds."

POTENTIAL VOLATILITY OF STOCK PRICE

     Since its initial public offering in 1995, the Common Stock has often experienced low daily trading volumes and there can be no assurance that a more active trading market for the Common Stock will be developed as a result of this offering or, if developed, that it will be sustained. The market price of the Common Stock could be subject to significant fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of new products or services by the Company or its competitors, and other events or factors. For example, a shortfall in revenues or net income, or an increase in losses, from levels expected by securities analysts, could have an immediate and significant adverse effect on the market price of the Common Stock. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many emerging growth companies and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price for the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,440,000 shares of Common Stock being offered by the Company are estimated to be approximately $60.5 million (approximately $70.5 million if the Underwriters' over-allotment option is exercised in full), based upon the public offering price of $26.25 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company.

     The Company intends to use the net proceeds from this offering for future acquisitions of travel and performance improvement companies and related businesses and for general corporate purposes. The Company has engaged in informal acquisition discussions with a number of companies within the last six months, but the Company is not currently a party to any agreement with respect to any specific acquisition. See "Risk Factors -- Acquisitions; Expansion of Business." Pending such uses, the Company intends to invest the funds in short-term, interest bearing investment grade securities.

     The Company will not receive any of the proceeds from the sale of shares sold by the Selling Stockholders. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "AMIE" since August 3, 1995. Prior to such date, there was no public trading market for the Company's equity securities. The last reported sale price of the Common Stock on the Nasdaq National Market on April 23, 1998 was $26.75.

     The following table sets forth for the calendar periods indicated the high and low sale prices of a share of the Company's Common Stock as reported on the Nasdaq National Market.

                                                               HIGH      LOW
                                                              ------    ------
1996:
  Quarter ended March 31, 1996..............................  $13.25    $ 8.50
  Quarter ended June 30, 1996...............................   16.13      9.88
  Quarter ended September 30, 1996..........................   14.25      7.88
  Quarter ended December 31, 1996...........................   11.00      8.00

1997:
  Quarter ended March 31, 1997..............................  $12.50    $ 9.00
  Quarter ended June 30, 1997...............................   13.75      8.75
  Quarter ended September 30, 1997..........................   22.00     12.25
  Quarter ended December 31, 1997...........................   26.75     17.25

1998:
  Quarter ended March 31, 1998..............................  $26.75    $17.50
  Quarter ended June 30, 1998 (through April 23, 1998)......   29.88     24.50

     As of March 31, 1998, there were approximately 48 holders of record of the Common Stock. This number does not include beneficial owners holding shares through nominee or "street" name.

                                DIVIDEND POLICY

     The Company has not paid any dividends since the consummation of its initial public offering of securities in 1995 and intends to continue to retain its earnings for use in the operation and expansion of its business and therefore does not anticipate declaring any cash dividends in the foreseeable future. The payment of dividends in the future will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

     The following table sets forth as of December 31, 1997: (i) the actual capitalization of the Company; and (ii) the capitalization as adjusted to give effect to the sale of the 2,440,000 shares of Common Stock offered by the Company hereby at the public offering price of $26.25 per share and the receipt of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the selected consolidated financial data included elsewhere in this Prospectus and the historical consolidated financial statements of the Company and the related notes thereto which are incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                                                                DECEMBER 31, 1997
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Long-term debt..............................................  $   329     $    329
                                                              -------     --------
Stockholders' equity:
  Preferred stock, $0.01 par value per share; 2,000,000
     shares authorized; no shares issued and outstanding....       --           --
  Common stock, $0.01 par value per share; 20,000,000 shares authorized; 6,768,223 shares issued and outstanding,
     actual; 9,208,223 shares issued and outstanding, as
     adjusted(1)............................................       68           92
  Additional paid-in capital................................   13,761       74,256
  Retained earnings.........................................    8,727        8,727
                                                              -------     --------
     Total stockholders' equity.............................   22,556       83,075
                                                              -------     --------
          Total capitalization..............................  $22,885     $ 83,404
                                                              =======     ========

---------------
(1) Excludes 447,052 shares of Common Stock issuable upon exercise of outstanding stock options as of December 31, 1997, and 138,612 additional shares reserved for issuance under the Company's 1995 Equity Participation Plan as of such date. The Company's Board of Directors has approved, subject to stockholder approval at the 1998 Annual Meeting of Stockholders, an increase in the total number of shares issuable under such plan from 600,000 to 900,000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth for the periods indicated certain selected consolidated financial information and operating data for the Company. The selected consolidated financial data set forth below for the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 are derived from the consolidated financial statements which have been audited by Coopers & Lybrand L.L.P., independent public accountants, which are incorporated by reference herein. The selected consolidated financial data set forth below as of December 31, 1993, 1994 and 1995 and for each of the two years in the period ended December 31, 1994 are derived from audited consolidated financial statements not included or incorporated by reference herein. The following selected financial and operating data are qualified by the more detailed consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus and should be read in conjunction with such consolidated financial statements and notes and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1993       1994       1995       1996       1997
                                           -------    -------    -------    -------    -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA
                                                        AND PROGRAM PARTICIPANTS)
STATEMENT OF INCOME DATA(1):
Revenue..................................  $14,334    $16,990    $17,133    $18,843    $26,541
Operating expenses:
  Selling and tour promotion.............    8,361      9,407      8,694      8,420      9,826
  General and administrative.............    4,983      5,380      4,676      5,770      8,210
                                           -------    -------    -------    -------    -------
          Total operating expenses.......   13,344     14,787     13,370     14,190     18,036
                                           -------    -------    -------    -------    -------
Operating income.........................      990      2,203      3,763      4,653      8,505
Other income (expense):
  Interest expense.......................      (39)       (14)        (2)        (1)        (9)
  Interest and dividend income...........      555        545        786      1,080      1,588
  Realized and unrealized gain (loss) on
     investments.........................        7       (555)       278        290     (1,102)
  Other, net.............................      (65)       (52)        (8)       (41)         1
                                           -------    -------    -------    -------    -------
                                               458        (76)     1,054      1,328        478
                                           -------    -------    -------    -------    -------
Income before income taxes...............    1,448      2,127      4,817      5,981      8,983
Income tax provision (benefit)...........      306         --       (340)     2,034      3,346
                                           -------    -------    -------    -------    -------
Net income...............................  $ 1,142    $ 2,127    $ 5,157    $ 3,947    $ 5,637
                                           =======    =======    =======    =======    =======
Pro forma net income(2)..................       --    $ 3,152    $ 3,179         --         --
                                                      =======    =======
Net income per share -- basic(3).........       --    $  0.63    $  0.57    $  0.60    $  0.83
                                                      =======    =======    =======    =======
Net income per share -- diluted(3).......       --    $  0.63    $  0.56    $  0.59    $  0.82
                                                      =======    =======    =======    =======
SELECTED OPERATING DATA:
Gross program receipts (rounded to the
  nearest million).......................  $40,000    $45,000    $47,000    $57,000    $80,000
Total Education Group program
  participants (rounded to the nearest
  hundred)...............................    9,400     11,200     11,600     12,200     14,000

                                                              DECEMBER 31,
                                           ---------------------------------------------------
                                            1993       1994       1995       1996       1997
                                           -------    -------    -------    -------    -------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA(4):
Cash and cash equivalents................  $   674    $ 6,634    $12,974    $18,281    $22,871
Total assets.............................    6,247      9,637     16,016     27,269     34,449
Long-term debt...........................       25         17          6         --        329
Total stockholders' equity...............    1,829      1,829     11,135     16,783     22,556

---------------
(1) Since 1995, the Company has made several acquisitions which have been accounted for under the purchase method of accounting. Therefore, the results of operations of these acquired entities are included in the results of operations of the Company since their respective dates of acquisition. The statement of income data for the years ended December 31, 1993, 1994 and 1995 only reflects the Education Group. During 1996, the Company commenced operations of its Performance Group through the acquisition of two existing entities engaged in the business. Due to the timing of these acquisitions, the results of operations for only one of these entities are included in the Company's results of operations for the year ended December 31, 1996. The results of operations of the second acquisition are included in the year ended December 31, 1997. The results of operations for the year ended December 31, 1997 also include the acquisition in September 1997 of a third company in the Performance Group.

(2) In connection with the Company's change in ownership and reincorporation in 1995, certain compensation agreements between the Company and certain stockholders were terminated and new employment agreements were executed. Also, notes receivable from certain stockholders were repaid. Therefore, the pro forma net income for the year ended December 31, 1994 reflects adjustments to (i) reduce certain incentive compensation costs and (ii) eliminate interest income on the repayment of notes receivable. The pro forma net income for the years ended December 31, 1994 and 1995 reflects an adjustment to record income taxes which would have been paid by the Company as a C Corporation rather than as an S Corporation.

(3) Historical net income per share for the year ended December 31, 1993 has not been presented due to the Company's change in ownership and reincorporation in 1995.

(4) All of the Company's acquisitions have been accounted for under the purchase method of accounting. Therefore, the balance sheet data include the accounts of the acquired entities as of their respective dates of acquisition. Since one of the acquisitions occurred effective December 31, 1996, the balance sheet data includes the accounts of this entity as of December 31, 1996; however, the results of operations of this entity are not included in the statement of income data until the year ended December 31, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference in this Prospectus. Certain statements contained herein that are not related to historical results, including, without limitation, statements regarding the Company's business strategy and objectives, future financial position, expectations about pending litigation and estimated cost savings, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and under "Risk Factors." All forward-looking statements contained in this Prospectus are qualified in their entirety by this statement.

GENERAL

     The Company is engaged primarily in (i) organizing, marketing and operating international educational travel programs on a worldwide basis for students and adults and (ii) developing, marketing and managing performance improvement programs that utilize merchandise awards and incentive travel, providing business meeting management services and providing comprehensive housing reservations, registration and travel services for meetings, conventions, expositions and trade shows.

     Since its initial public offering in August 1995, the Company has expanded its operations primarily through internal growth and a series of acquisitions of businesses within the travel and performance improvement industries. Prior to 1996, the Company's business was conducted through its Education Group.

     In January 1996, the Company completed the acquisition of The Helin Organization and commenced operations of the Performance Group. This acquisition was followed in February 1996 by the acquisition of certain assets of Marc L. Bright & Associates, which expanded the business of the Company's already existing Education Group. In December 1996, the Company acquired Bitterman & Associates, Inc.; in September 1997, the Company acquired certain of the assets of Debol & Associates; and in February 1998, the Company acquired certain of the assets of Rogal America, Co. and the stock of Travel Incentives, Inc., further expanding its Performance Group. All of these acquisitions were accounted for under the purchase method of accounting. Therefore, the results of operations of the acquired businesses are included in the Company's results of operations since their respective dates of acquisition.

     Gross program receipts reflect the total payments received by the Company from Education Group participants and Performance Group clients. Gross program receipts less program pass-through expenses constitute the Company's revenues. Program pass-through expenses include all direct costs associated with the Company's programs, including costs related to airfare, ships, hotels, meals, ground transportation, guides, professional exchanges, changes in currency exchange rates and merchandise costs. The Company recognizes gross program receipts, pass-through expenses and revenues upon the departure of the program participant or as the Performance Group service is rendered. Operating expenses, which are expensed by the Company as incurred, are the costs related to the creation of programs, promotional materials and marketing costs, salaries, rent, other general and administrative expenses and all of the Company's ordinary expenses. The Company's policy is to obtain payment for substantially all travel services prior to entering into commitments for incurring expenses relating to such travel.

     The Company's businesses are highly seasonal. The majority of the Company's travel programs occur in May through July and October of each year. Substantially all of the Company's operating income is generated in these periods, which historically has offset the operating losses incurred during the rest of the year. The Company anticipates that this trend will continue for the foreseeable future. The Company's annual results would be adversely affected if the Company's revenues were to be substantially below seasonal norms during these periods. The Company's operating results may fluctuate as a result of many factors, including the mix of Education Group and Performance Group programs and services, the mix of programs and program destinations offered by the Company and its competitors, the introduction and acceptance of new programs and program enhancements by the Company and its competitors, timing of program completions, cancellation rates, competitive conditions in the industry, marketing expenses, extreme weather conditions, international conflicts, timing of and costs relating to acquisitions, changes in relationships with certain travel providers, economic factors and other considerations affecting travel.

     The substantial majority of the Company's programs takes place outside of the United States and most foreign suppliers require payment in local currency rather than U.S. dollars. Accordingly, the Company is exposed to foreign currency risks in certain countries as foreign currency exchange rates between those currencies and the U.S. dollar fluctuate. To manage these risks, the Company enters into forward foreign exchange contracts and foreign currency option contracts. These foreign exchange contracts and options are entered into to support normal recurring purchases, and accordingly, are not entered into for speculative purposes. The Company is exposed to credit risk under the forward contracts and options to the extent that the counterparty is unable to perform under the agreement. The Company anticipates hedging the majority of its foreign currency risk in future periods. There can be no assurance that the Company's hedging strategies will be successful in mitigating the impact of foreign currency fluctuations. The Company records its forward foreign exchange contracts at market value on a quarterly basis. Unrealized and realized gains and losses on these securities are recognized in the statement of income.

RESULTS OF OPERATIONS

     The following table is derived from the selected consolidated financial data set forth under "Selected Consolidated Financial Data" and sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to revenues.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----    -----    -----
Revenue.....................................................  100.0%   100.0%   100.0%
Operating expenses:
  Selling and tour promotion................................   50.7     44.7     37.0
  General and administrative................................   27.3     30.6     31.0
                                                              -----    -----    -----
          Total operating expenses..........................   78.0     75.3     68.0
                                                              -----    -----    -----
Operating income............................................   22.0     24.7     32.0
Other income (expense)......................................    6.1      7.0      1.8
                                                              -----    -----    -----
Income before income taxes..................................   28.1     31.7     33.8
Income tax provision (benefit)..............................   (2.0)    10.8     12.6
                                                              -----    -----    -----
          Net income........................................   30.1%    20.9%    21.2%
                                                              =====    =====    =====
Pro forma information:(1)
Income before income taxes..................................   28.1%
Pro forma income tax provision..............................    9.5
                                                              -----
Pro forma net income........................................   18.6%
                                                              =====

---------------

(1) The pro forma net income for the year ended December 31, 1995 reflects an adjustment to record income taxes which would have been paid by the Company as a C Corporation rather than as an S Corporation for such year. The Company's S Corporation status terminated in 1995.

COMPARISON OF YEAR ENDED DECEMBER 31, 1997 TO YEAR ENDED DECEMBER 31, 1996

     The Company is organized in two operating divisions: the Education Group and the Performance Group. For the year ended December 31, 1997, the Education Group increased its productivity by growth within the core product lines while realizing efficiencies through the sales and marketing process. The Performance Group contribution resulted from its acquisitions and additional sales of incentive travel programs and business meeting management services.

     Gross program receipts increased 42% in 1997 over 1996, from $56.7 million to $80.3 million, and net revenue increased 41% from $18.8 million in 1996 to $26.5 million in 1997. These increases were driven by an increase in the number of Education Group program participants, the addition of new acquisitions, and improved cross-selling in the Performance Group.

     The overall gross margins (revenues as a percentage of gross program receipts) for the 1997 year remained consistent with the prior year at 33%. This reflects a strengthening of the Education Group margins, combined with the margins achieved by the new acquisitions in the Performance Group. Gross margins of the Performance Group are expected to be slightly lower than those achieved in the Education Group.

     Selling and tour promotion expenses increased during 1997 when compared to 1996 by $1.4 million, or 17%. Most of this increase results from an acquisition in late 1996 within the Performance Group. As a percentage of revenues, selling and tour expenses decreased to 37% in 1997 from 45% in 1996, as a result of sales and marketing efficiencies and the benefits of a cost management program.

     General and administrative expenses increased from $5.8 million to $8.2 million between 1996 and 1997. Most of this increase is due to the assumption of continuing expenses associated with the Performance Group acquisitions.

     Operating income increased 83% in the year ended December 31, 1997 compared to the year ended December 31, 1996.

     Other income includes interest income and unrealized foreign currency gains or losses. Other income decreased from $1.3 million in 1996 to $0.5 million in 1997. The cash component of other income, interest income, increased to $1.6 million from $1.1 million, a 47% increase on a 25% increase in year-end cash balances. This increase in interest income is the effect of improved cash management practices implemented in 1997. The overall net decrease in other income can be attributed to the non-cash component of other income, unrealized foreign exchange losses. In 1997, the Company incurred $0.7 million of net unrealized losses compared to an insignificant amount in 1996. The face amount of forward foreign exchange contracts outstanding at December 31, 1997, was $17.4 million.

     The Company's income before taxes in 1997 increased 50% over 1996 as a result of the foregoing factors. The Company has recorded an income tax provision of $3.3 million for 1997 which represents an effective tax rate of 37%. The tax provision has increased over the prior year's provision of $2.0 million due to the effect of certain non-deductible expenses as well as the increase in state income taxes with the expansion of the Company through acquisitions.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

     The expansion of the Company's programs in 1996 resulted in a 24% increase in the number of participants from 11,635 in 1995 to 14,377 in 1996, which increased the Company's gross program receipts 21%, from $46.7 million in 1995 to $56.7 million in 1996. Revenues also increased to $18.8 million or 10% over 1995 revenues.

     The Company maintained a 33% gross margin for the year, even with the addition of the expected lower margins of the Performance Group.

     Selling and tour promotion expenses decreased approximately $0.3 million in 1996 when compared to 1995. The Company's marketing efforts were more effective and efficient than in prior years. This more targeted effort contributed to the increase in revenues for 1996. Company policy is to expense all promotional expenses as they are incurred.

     In 1996, these expenses included the integration of American People Ambassador Programs, The Helin Organization, and the developmental costs related to Eddie Bauer Travel.

     General and administrative expenses increased from $4.7 million in 1995 to $5.8 million in 1996 primarily due to the acquisitions of The Helin Organization and American People Ambassador Programs in early 1996.

     Other income includes interest income and foreign currency gains or losses. During 1996, other income increased 26% from $1.1 million to $1.3 million. This increase was due to improved cash management systems, as well as a full year's benefit of investing the proceeds from the initial public offering. These two factors increased interest income from $0.8 million in 1995 to $1.1 million in 1996.

     Also included in other income are gains from foreign currency contracts and options which are marked to market. The Company enters into forward foreign exchange contracts and foreign currency option contracts to offset certain operational exposures from changes in foreign currency exchange rates. These foreign exchange contracts and options are entered into to support normal recurring purchases, and accordingly are not entered into for speculative purposes. Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain purchase commitments. The face amount of forward foreign exchange contracts outstanding as of December 31, 1996, was $6.7 million.

     The Company has recorded an income tax provision of $2.0 million for 1996 which represents an effective tax rate of 34%. The income tax benefit of $0.3 million in 1995 reflected the benefit of the net operating loss incurred by the Company which was generated after the Company became a C Corporation in mid-1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business is not capital intensive. However, the Company does retain funds for working capital purposes in order to conduct sales and marketing efforts for future programs and services.

     Net cash provided by operations for the years ended December 31, 1995, 1996 and 1997 was $1.8 million, $6.1 million and $6.2 million, respectively. The increase in cash flow from operations between 1996 and 1997 resulted primarily from the increase in net income. The increase from 1995 to 1996 can be attributed to the increase in cash receipts from Education Group participants in 1996 and the payment in 1995 of approximately $2.4 million of incentive compensation for the 1994 year to previous owners of the Company.

     Net cash used in investing activities for the years ended December 31, 1995, 1996 and 1997 was $0.4 million, $0.8 million and $1.5 million, respectively. The investing activities during 1997 were due primarily to leasehold improvements in the corporate headquarters facilities as well as the purchase of a company in the third quarter of the year. The $0.4 million increase from 1995 to 1996 was due to the acquisition of subsidiaries and purchase of other investments. The Company does not have any material capital expenditure commitments for 1998. However, the Company is continuing to pursue further acquisitions of related travel and performance improvement businesses that may require the use of cash and cash equivalents. The Company had no significant long- or short-term debt as of December 31, 1996; however, at December 31, 1997, the Company had $0.3 million in long-term debt as a result of an acquisition during 1997. Subsequent to December 31, 1997, the Company utilized $7.5 million in cash to fund acquisitions.

     Net cash provided by financing activities in 1995 was $5.0 million as a result of the reorganization of the Company and the initial public offering. Net cash used in financing activities in 1996 and 1997 was insignificant.

     The Company has a credit facility available with Seafirst Bank for up to $23.0 million U.S. dollars for foreign currency purchases and forward contracts. Although this facility expires in July 1998, the Company expects it to be renewed.

     At December 31, 1997, the Company had approximately $22.9 million of cash and cash equivalents, including participant deposits of $7.4 million. Under the Company's cancellation policy, a participant may be entitled to a refund of a portion of his or her deposit (less certain fees) depending on the time of cancellation. Management believes existing cash and cash equivalents and cash flows from operations, together with the net proceeds of this offering, will be sufficient to fund the Company's anticipated future acquisitions, operating needs and capital expenditures at least through 1998.

YEAR 2000 ISSUES

     The nature of the Company's business systems is such that the year 2000 is expected to have a minimal impact on the Company's operations or financial performance. However, there can be no assurance that the systems of other parties upon which the Company's businesses also rely will address the year 2000 problem adequately.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," was issued. SFAS No. 128 established standards for computing and presenting earnings per share ("EPS"). It requires the dual presentation and a reconciliation of basic and diluted EPS. The Company adopted the provisions of SFAS No. 128 in 1997, which had no effect on EPS as previously reported.

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued, which requires the reporting of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise arising from non-owner sources. This Statement is effective for fiscal years beginning after December 15, 1997. Management does not believe that the implementation of SFAS No. 130 will have a material impact on the presentation of its consolidated financial statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments for an Enterprise and Related Information." This Statement requires presentation of segment information in reports to stockholders, including disclosures about the products and services an entity provides and its major customers. The Statement is effective for fiscal years beginning after December 15, 1997. Management of the Company has not determined the disclosure to be made upon implementation of SFAS No. 131.

                                    BUSINESS
OVERVIEW

     The Company is a leading educational travel, travel services and performance improvement company. The Company is engaged primarily in (i) organizing, marketing and operating international educational travel programs on a worldwide basis for students and adults (the "Education Group"); and (ii) developing, marketing and managing performance improvement programs that utilize merchandise awards and incentive travel, providing business meeting management services, and providing comprehensive housing reservation, registration and travel services for meetings, conventions, expositions and trade shows (the "Performance Group").

     Since its founding in 1967, the Company has offered educational travel programs to both students and adults through its People to People Student Ambassador Programs ("Student Ambassador Programs") and People to People Ambassador Programs ("Adult Ambassador Programs"). In 1995, John Ueberroth and Peter Ueberroth became principal stockholders of the Company and members of the Company's Board of Directors. John Ueberroth was appointed Chief Executive Officer and President of the Company and Peter Ueberroth was appointed Chairman of the Board. Under new management, the Company expanded its educational travel programs, improved operating margins and, through a series of acquisitions, commenced operations of the Performance Group. As a result of new management's initiatives and acquisitions, the Company's revenues increased 41% from $18.8 million in 1996 to $26.5 million in 1997, and the Company's net income increased 43% from $3.9 million in 1996 to $5.6 million in 1997.

     The Education Group. The Education Group organizes, markets and operates international educational travel programs for students and adults. The Student Ambassador Programs provide an opportunity for students in the sixth through twelfth grades to visit one or more foreign countries to learn about the politics, economy and culture of such countries. The Adult Ambassador Programs provide adults with common interests the opportunity to travel abroad to meet and exchange ideas with foreign citizens who have similar backgrounds, interests or professions. The Company believes that its programs provide participants with more enriching experiences and deeper understandings of foreign cultures and peoples than visits arranged independently or through travel agencies. Since 1983, the Company has organized programs for more than 70,000 students and 45,000 adults in more than 35 countries on 5 continents. In 1997, the Company's educational travel programs featured visits to such countries as Australia, China, France, Germany, Great Britain, India, Italy and New Zealand. In 1996 and 1997, approximately 12,200 and 14,000 participants, respectively, traveled on the Company's educational programs.

     A majority of the Education Group's programs are organized in connection with People to People International ("People to People"), a private, non-profit organization dedicated to the promotion of world peace through cultural exchange. People to People was founded by President Dwight D. Eisenhower in 1956 and was originally administered by the U.S. State Department. Seven Presidents since President Eisenhower have served as Honorary Chairman of People to People, including President Bill Clinton, who currently holds that position. Subject to certain exceptions, the Company's agreements with People to People give the Company the exclusive right to develop and conduct programs for kindergarten through college age students using the People to People name and the non-exclusive right to develop and conduct programs for adults using the People to People name. The Company believes that its long association with People to People has been a major factor in its ability to provide quality educational student and adult travel programs, and that this relationship provides the Company with greater access to foreign governmental agencies, officials and institutions. The Company also believes that its association with the People to People programs and the recent efforts of management have provided the foundation for the Company to develop strategic alliances with Eddie Bauer, Inc., Yosemite National Institutes and the American Youth Soccer Organization. In addition to providing specialized programs, the Company believes that these alliances provide additional opportunities for the Company to expand its product lines and increase its marketing channels.

     The Performance Group. The Performance Group develops, markets and manages performance improvement programs for a nationwide roster of clients. The programs offer services in three principal areas: (i) performance improvement programs, (ii) business meeting management services and (iii) comprehensive housing reservation, registration and travel services. The Company's performance improvement programs utilize merchandise awards and travel incentives designed to help clients achieve sales goals, improve productivity and attract and retain qualified employees. The Company's business meeting management services assist clients in planning, coordinating and producing business meetings and conferences. The Company also provides comprehensive housing reservation, registration and travel services for meetings, conventions, expositions and trade shows. These services include hotel booking, guest registration, confirmation, and on-site services.

     The Performance Group's clients include both small and large businesses and organizations, including several Fortune 500 companies and nationally recognized trade and professional associations.

GROWTH STRATEGY

     The Company believes that high quality programs and exceptional customer service are and will remain key elements of the Company's success. The Company's strategy is to maintain its quality standards while increasing its volume of business. To increase its business, the Company intends to (i) expand the marketing and tour volume of its existing student travel programs, (ii) introduce new student travel programs and strategic alliances, (iii) broaden its adult travel programs, (iv) expand the scope of services and increase the market penetration of the Performance Group, and (v) pursue selective acquisitions of travel and performance improvement businesses.

     Expand the Marketing and Tour Volume of Existing Student Travel
Programs. U.S. Census data projects that there will be more than 27.3 million people in the 12 to 18 year old age range by 1999. The Company believes that a large number of qualified students in this age group are not aware of the Company's student travel programs. In light of these factors, the Company intends to improve its marketing techniques by targeting additional age groups, making greater use of referrals from teachers, parents and past student travelers, and expanding and refining its extensive databases of potential participants.

     Introduce New Student Travel Programs and Strategic Alliances. The Company continually seeks to develop and introduce additional innovative, educational travel experiences. The Company intends to continue to maintain its contacts with foreign governmental agencies and officials and intends to continue to use its People to People and other foreign contacts to organize opportunities for its program participants that other travel programs do not currently offer. In addition, the Company intends to introduce new youth travel programs organized around common extracurricular activities such as sports, science and nature. For instance, the Company is implementing pilot programs with Yosemite National Institutes and the American Youth Soccer Organization.

     Broaden Adult Travel Programs. According to U.S. Census data, the number of Americans 45 to 74 years old is expected to grow substantially, increasing to more than 89.4 million people in 2005 from 71.0 million people in 1995. This trend is expected to benefit the Company, since this population segment historically has been the most likely to participate in one of the Company's adult travel programs. In addition, the Company believes that American adults increasingly seek the convenience and unique experiences offered by prepackaged vacation tours. Consequently, the Company believes that the opportunity exists to expand its adult educational travel programs by continuing to improve the quality and number of its specialty adult programs and by exploring new country destinations. The Company also intends to develop alliances with partners that have strong brand recognition and access to well defined customer segments. For example, the Company recently implemented an alliance with Eddie Bauer, Inc., which offers outdoor recreational travel experiences under the name "Eddie Bauer Travel."

     Expand the Scope of Services and Market Penetration of the Performance Group. The Company believes that several trends are increasing the opportunities for growth by its Performance Group. These include the general trends toward corporate outsourcing and the increasing concern of employers to retain and motivate employees. Management also believes that the performance improvement industry is benefiting from the broader use of incentive programs beyond their traditional sales force applications. In order to capitalize on these trends, the Company intends to expand, integrate and cross-sell its complementary service offerings. In addition, the Company intends to increase the size and industry expertise of its sales force, serve new geographic areas and broaden the scope of services offered. In executing its expansion strategy, the Company will seek to create broader market recognition and brand awareness.

     Pursue Acquisition Opportunities. The Company believes that the industries encompassed by the Education Group and the Performance Group are large and fragmented and present attractive acquisition opportunities. For instance, more than $22 billion was spent on performance improvement programs in 1996, according to Incentive Magazine, an industry trade publication. The Company believes that the industry's large size and fragmentation will facilitate acquisitions of businesses that are either compatible with the Company's current business or represent a developing specialty segment not currently addressed by the Company's operations. The Company believes that the industry experience collectively held by the Ueberroths and the Company's management will be valuable in identifying promising acquisition candidates. By executing its acquisition strategy, the Company believes that it can obtain a competitive advantage through economies of scale, heightened opportunities for cross-selling, expanded product offerings and an increased market presence.

THE EDUCATION GROUP

     Through its Education Group, the Company provides educational travel programs for students and adults, principally using the People to People name. The Company has the exclusive right to develop and conduct programs for kindergarten through college age students using the People to People name. The Company also has the non-exclusive right to develop, market and operate programs for adults using the People to People name; however, at the present time the Company is the only entity that has been given this right by People to People. These rights have been granted pursuant to agreements with People to People, which expire in 2005. The agreements will be automatically renewed for an additional 10 years unless either party elects otherwise.

     Student Ambassador Programs. The Student Ambassador Programs provide an opportunity for students in the sixth through twelfth grades to visit one or more foreign countries to learn about the politics, economy and culture of such countries. The Company markets its Student Ambassador Programs through a combination of direct mail and local informational meetings. Representatives of the Company review candidate applications and conduct informational meetings throughout the country from September through April, after which selected applicants register to participate in the program.

     Student Ambassador Program delegations depart during the summer and generally travel for approximately 21 days, during which time each delegation visits one or more foreign countries. Each delegation generally consists of approximately 35 students and several teachers, who act as the delegation's leaders. Teachers and students comprising a delegation generally come from the same locale.

     Programs are designed by the Company's staff of international planners and researchers to provide an educational and entertaining travel experience by exposing students to the history, government, economy and culture of the country or countries visited. In each country the Company contracts with overseas program coordinators to provide day-to-day oversight of the programs. Additionally, a guide trained by the Company accompanies the group throughout the duration of its program. In most instances, the Company also arranges to provide students the opportunity for a "homestay" (a brief stay with a host family), which gives students a glimpse of daily life in the visited country. Other interesting opportunities for students may include meeting with a member of the British Parliament, visiting a U.S. Embassy and participating in a review of different types of governments. The Company believes that it provides a unique, safe and well-chaperoned opportunity for participants to learn in a global setting.

     Students who complete certain written assignments and other projects can receive high school and university credit for their participation in the program. Universities which recognize academic credit include Stanford University, University of California at Los Angeles, and Georgetown University.

     Adult Ambassador Programs. The Adult Ambassador Programs provide adults with common interests the opportunity to travel abroad to meet and exchange ideas with foreign citizens who have similar backgrounds, interests or professions. The Company markets its Adult Ambassador Programs through a direct mail marketing effort throughout the year. Programs originate from the Company's internal marketing and research staff who identify potential delegation topics and leaders. Adult programs have been conducted in such areas as agriculture, economics, education, medicine and science.

     The Company believes that its Adult Ambassador Programs provide participants with enriching experiences and deeper understandings of foreign cultures and people than visits arranged independently or through travel agencies. The Adult Ambassador Programs operate year-round and are generally designed to provide a more specialized adult educational experience. Adult programs generally last from ten days to two weeks and are designed to provide adults with similar backgrounds or common interests the opportunity to exchange information and ideas with their counterparts in other countries. Unlike travel programs provided by travel agencies, these professional exchanges are intended largely as working trips, with a significant amount of the participants' time involved in organized meetings, seminars and round-table discussions with their foreign counterparts, inspection visits to major foreign facilities and institutions and informal gatherings with foreign counterparts. Each program is led by a delegation leader chosen by the Company based upon his or her recognition in the field and expertise regarding the special focus of the particular program.

     Strategic Alliances. The Company also operates travel programs pursuant to alliances with Eddie Bauer, Inc., a direct mail and retail company, and Yosemite National Institutes, a non-profit organization with operations in Yosemite National Park, Olympic National Park and Golden Gate National Recreation Area. Under its agreement with Eddie Bauer, Inc., the Company recently began to offer outdoor recreational travel experiences under the name "Eddie Bauer Travel." The agreement with Yosemite National Institutes is exclusive, except that Yosemite National Institutes may conduct its own programs. The Company also has an agreement with the American Youth Soccer Organization to provide international travel for its players. The initial program includes travel to Paris, London and Amsterdam to play soccer matches against local teams.

THE PERFORMANCE GROUP

     The Performance Group develops, markets and manages performance improvement programs for a nationwide roster of clients. The programs offer services in three principal areas: (i) performance improvement programs, (ii) business meeting management services, and (iii) comprehensive housing reservation, registration and travel services. The Company's Performance Group commenced operations through a series of acquisitions commencing in 1996.

     In offering performance improvement programs and business meeting management services, the Performance Group follows a strategy aimed at developing and implementing programs tailored to each client's objectives. The Company's employees first meet with existing or potential clients to determine their business objectives and performance enhancement opportunities. Once a client agrees to pursue a program, the Company works with the client to determine the scope of the program by identifying concepts and parameters in terms of purpose, costs, time and employee participation. Subsequently, the Company's employees develop and provide customized services that fall within the identified parameters.

     Employees of the Performance Group participate in various aspects of a client's program development. The staff of creative writers and graphic designers often delivers promotional campaigns and materials that are complete from concept through production, including design, printing, collating, labeling and mailing. The Company has developed computerized monitoring systems and provides each client with lists generated by internally-designed software programs which track the program participants and enable the client to know the status of each participant at any time. Additionally, the Company provides a program coordinator to formulate, maintain and finalize each aspect of the client's event.

     For its services, the Company is usually paid a percentage markup of the program components including air and ground transportation, promotional gifts, meals and hotel accommodations. In addition, the Company is reimbursed for expenses incurred in organizing the program.

     The Company also provides comprehensive housing reservation, registration and travel services for meetings, conventions, expositions and trade shows. The contracts for these services generally cover an annual meeting or event and may be for a term of one to several years. Pursuant to these agreements, the Company provides a wide range of services associated with booking hotel space and guest registration including securing sufficient and appropriate hotel room inventories, coordinating blocking and booking of all hotel rooms, monitoring the status and volume of reservations, accepting individual and group reservations, mailing reservation confirmations and providing an on-site housing services desk at a meeting site to coordinate attendees' housing needs. For providing these and other services, the Company generally receives a fixed commission, which is paid directly by the hotels.

ACQUISITIONS

     In January 1996, the Company acquired all of the capital stock of The Helin Organization, a company engaged in the performance incentives and meeting management businesses.

     In February 1996, the Company completed the acquisition of certain assets from Marc L. Bright, d/b/a M.L. Bright Associates, American People Ambassador Programs and Missions in Understanding. Mr. Bright operated adult education and exchange travel programs under the "People to People" name.

     In December 1996, the Company acquired all of the issued and outstanding shares of capital stock of Bitterman & Associates Inc., a merchandise incentive and performance improvement company.

     In September 1997, the Company acquired certain of the assets of Debol & Associates, a company engaged in the performance incentives and meeting management businesses.

     In February 1998, the Company acquired certain of the assets of Rogal America, Co., a company engaged in providing comprehensive housing reservation, registration and travel services for meetings, conventions, expositions and trade shows.

     In February 1998, the Company further expanded the operations of its Performance Group through its acquisition of the capital stock of Travel Incentives, Inc., a company engaged in the performance incentives and meeting management businesses.

COMPETITION

     The travel industry in general, and the educational segment of the travel industry in particular, is highly competitive. The Company's student programs compete with similar educational travel programs operated by other individuals and organizations, as well as independent programs organized and sponsored by local teachers with the assistance of local travel agents. The Company's adult travel programs also compete with independent professional associations that sponsor and organize their own travel programs through the assistance of local travel agents, and other organizations that design travel programs for adults.

     The Company believes that the barriers to entry for any future competitors are relatively low. Certain organizations engaged in the travel business have substantially greater financial, marketing and sales resources than the Company. There can be no assurance that the Company's present competitors or competitors that choose to enter the marketplace in the future will not exert significant competitive pressures on the Company.

     The Company believes that the principal bases of competition in the educational segment of the market are the quality and uniqueness of the educational program offered, customer service, reputation and program cost. The Company believes that its agreements with People to People, as well as its years of experience organizing student educational programs and established relationships with public officials, organizations and residents in countries in which it provides programs, allow the Company to provide an educational opportunity that is not easily duplicated by competitors' programs.

     The Performance Group also competes in segments of the travel industry that are highly competitive. In the meeting management and incentives businesses, the Company competes with companies which are larger and have greater resources. The Company believes that, although some potential clients will focus on price alone, other clients will also be interested in the quality of the programs developed by the Performance Group and customer service. The Company believes that its programs are not easily duplicated by its competitors.

SERVICEMARKS

     The Company has registered a variety of service and trademarks, including the names "High School Student Ambassador Program" and "Citizen Ambassador Program." In addition, the Company has the right, subject to certain exceptions, to use People to People's name, servicemark and logo for use in marketing student and adult programs. In February 1996, the Company acquired the exclusive rights to the names "American People Ambassador Programs" and "Missions in Understanding." The Company believes that the strength of its service and trademarks is valuable to its business and intends to continue to protect and promote its marks as appropriate. However, the Company believes that its business is not dependent upon any trademark or servicemark.

INSURANCE

     The Company maintains insurance coverage in amounts it believes are adequate for its business, including a $5 million professional liability policy and a $5 million umbrella policy. The Company also maintains a $1 million general liability and property coverage policy. The Company has not experienced difficulty in obtaining adequate insurance coverage. There is no assurance that the insurance maintained by the Company will be adequate in the event of a claim, or that such insurance will continue to be available in the future.

EMPLOYEES

     At February 28, 1998, the Company had approximately 302 employees, of which 288 were full-time employees. Of the Company's total employees, 118 are located in Spokane, Washington, 17 are located in Newport Beach, California, 3 are located in Winnebago, Illinois, 50 are located in Minneapolis, Minnesota, 86 are located in Watertown, Massachusetts, 5 are located in Alexandria, Virginia, and 23 are located in Westlake, California. The Company has 76 full-time employees engaged in marketing and sales and 226 in operations, administration and finance. The Company also occasionally employs temporary labor on a seasonal basis to assist it with its direct marketing efforts in recognition of the fact that the Company's student travel programs are seasonal in nature. None of the Company's employees is subject to collective bargaining agreements or is represented by a union. The Company believes that its labor relations are good.

PROPERTIES

     The principal executive offices of the Company, consisting of approximately 41,000 square feet, are located in Spokane, Washington and are occupied pursuant to a lease dated January 3, 1995 that expires December 31, 2004. The lease currently provides for monthly rental payments of $36,992. The Company may cancel the lease without penalty (upon one year's prior notice) and also may extend the term of the lease for an additional ten year period upon providing written notice to the Lessor of its intention to exercise such option at least six months prior to the end of the initial term. If the Company elects to exercise the extension option, the monthly rental during the renewal period will be the fair market rental value of the leased premises as of the date the option is exercised (as determined based on market rentals of similar properties in the Spokane, Washington area). The owner of the premises is a partnership consisting of two former principals of the Company, who subsequently sold their interest in the Company in January 1995.

     In March 1998, the Company entered into a new lease for general administrative offices in Newport Beach, California. The lease commences on or about June 15, 1998 and is for a term of seven years. The initial base rental is $28,346 per month. The premises consist of approximately 26,996 square feet.

     The Company leases 900 square feet of office space in Winnebago, Illinois pursuant to a lease that expires in August 2000. The Company also leases 4,500 square feet of office space in Newport Beach, California. The lease expires in June 2000, and currently provides for monthly rental payments of $4,742. In addition, the Company leases approximately 10,690 square feet of office and warehouse space in Plymouth, Minnesota, pursuant to a lease which expires in 1999 and provides for current monthly rental payments of $9,101.

     In February 1998, the Company assumed two additional leases for office space in connection with its acquisition of certain of the assets of Rogal America, Co. One lease is for approximately 15,900 square feet in Watertown, Massachusetts, with a current monthly rental of $15,640, which lease expires in 2003, and a second lease is for approximately 1,805 square feet in Alexandria, Virginia, with a currently monthly rental of $2,074, which lease expires in November 1998; however, the Company has an option to extend the term for three years.

     In February 1998, the Company assumed a month-to-month lease for office space in connection with its acquisition of Travel Incentives, Inc. The lease is for approximately 4,841 square feet with a current monthly rental of $6,051.

     Management believes that its existing facilities are sufficient to meet its present needs and anticipated needs for the foreseeable future. However, additional facilities may be required in connection with future business acquisitions.

LEGAL PROCEEDINGS

     On September 22, 1997, Sarah Buffington and certain other individuals, for themselves and on behalf of their children, six teenage students (the "Plaintiffs"), filed a lawsuit in the District Court of Harris County, Texas, against People to People and three individual tour leaders. In February 1998, the lawsuit was amended to include the Company (the original named defendants and the Company are collectively referred to as the "Defendants"). The basis for the Plaintiffs' claim is their allegation that, while the six teenagers were in Europe in June 1997 as part of a tour involving 31 students, three of the tour leaders behaved in an inappropriate manner toward the six teenagers. The Plaintiffs allege breach of contract, negligence, negligent hiring and retention of the tour leaders, slander, intentional infliction of emotional distress, and assault and battery. The Plaintiffs seek at least $15 million in punitive and exemplary damages against the Defendants, together with unspecified actual damages, attorneys' fees, court costs and other incidental costs. The Company believes that it has meritorious defenses to this lawsuit and intends to defend itself vigorously.

     Except for the foregoing, the Company is not a party to any pending legal proceedings other than ordinary routine litigation incidental to its business, the outcome of which the Company believes will not have a material adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

     The Company has a classified Board of Directors, which is divided into three classes, consisting of two Class I Directors, two Class II Directors, and two Class III Directors. At each annual meeting of stockholders, directors are elected for a term of three years to succeed those directors whose terms expire on the annual meeting dates.

     The following table sets forth certain information regarding the Company's executive officers and directors:

                                                                                          TERM
          NAME            AGE                      POSITION                     CLASS    EXPIRES
          ----            ---                      --------                     -----    -------
John A. Ueberroth.......  54     Chief Executive Officer, President and           II      2000
                                 Director
Jeffrey D. Thomas.......  31     Executive Vice President, Chief Financial        --        --
                                 Officer and Secretary
Ronald L. Merriman......  53     Executive Vice President                         --        --
Peter V. Ueberroth......  60     Chairman of the Board of Directors                I      1998
James L. Easton.........  62     Director                                         II      2000
Rafer L. Johnson........  62     Director                                        III      1999
John C. Spence..........  68     Director                                        III      1999
Richard D.C. Whilden....  64     Director                                          I      1998

     John A. Ueberroth has served as President, Chief Executive Officer and a director of the Company since 1995. Since 1989, Mr. Ueberroth has been a principal of The Contrarian Group, a business management company. From 1990 to 1993, he served as Chairman and Chief Executive Officer of Hawaiian Airlines. Hawaiian Airlines filed for bankruptcy protection pursuant to Chapter 11 of the Bankruptcy Code in 1993 and emerged from bankruptcy in 1994. From 1980 to 1989, Mr. Ueberroth served as President of Carlson Travel Group. In addition, Mr. Ueberroth has served as Chairman of the Travel Industry Association of America (1986-1987) and President of the United States Tour Operator Association (1987-1988).

     Jeffrey D. Thomas has served as Chief Financial Officer, Vice President of Finance and Secretary of the Company since January 1996, and from October 1995 to December 1995 he was Assistant Vice President of Finance of the Company. Mr. Thomas also serves as President (since August 1996) of Ambassador Education Group, Inc., and Vice President, Secretary and Treasurer (since January 1996) of Ambassador Performance Group, Inc., both wholly-owned subsidiaries of the Company. From July 1994 to October 1995, Mr. Thomas was Director of Business Development for Adia Personnel Services, one of the largest personnel companies in the world. From September 1993 to July 1994, Mr. Thomas was employed by The Contrarian Group, a business management company, and from 1989 to 1993, he was a consultant for Corporate Decisions, Inc., an international business consulting firm.

     Ronald L. Merriman has served as Executive Vice President of the Company and President of Ambassador Performance Group, Inc. since August 1997. From 1967 to August 1997, Mr. Merriman was with KPMG Peat Marwick ("KPMG"), the international accounting and consulting firm, where he was a partner from July 1977 to August 1997, and served on KPMG's National Management Committee from October 1990 to August 1997. Mr. Merriman also served as KPMG's National and International Managing Partner -- Health Care from July 1993 to August 1997, and as Area Managing Partner for the Western Region from October 1990 to June 1993. Previously, he served on KPMG's Board of Directors and as International Partner-In-Charge of KPMG's transportation and tourism business.

     Peter V. Ueberroth has served as Chairman of the Board of the Company since 1995. Since 1989, Mr. Ueberroth has been serving as Managing Director of The Contrarian Group, a business management company. From 1984 to 1989, Mr. Ueberroth served as the sixth Commissioner of Major League Baseball. From 1979 to 1984, he served as President and Chief Executive Officer of the Los Angeles Olympic Organizing Committee. Mr. Ueberroth founded First Travel Corporation in 1962, and sold it to the Carlson

Travel Group in 1979. Mr. Ueberroth currently serves as a director of The Coca-Cola Company, CB Commercial Real Estate Services Group, Inc., Promus Hotel Corp., and Transamerica Corporation.

     James L. Easton has served as a director of the Company since 1995. Since 1973, Mr. Easton has served as Chairman and President of J.D. Easton Inc. and Easton Sports Inc., a diversified international sporting goods company. He is one of only three United States citizens to serve as a member of the International Olympic Committee. He also serves as President of Federation Internationale de Tir a l'Arc (FITA -- International Archery Association), is a member of the Board of Visitors of John E. Anderson Graduate School of Management at the University of California at Los Angeles, and is an Executive Board Member of the Salt Lake City Organizing Committee and the U.S. Olympic Committee.

     Rafer L. Johnson has served as a director of the Company since 1995. Mr. Johnson is a World and Olympic record holder in the decathlon. Mr. Johnson devotes a substantial amount of his time to mentally and physically handicapped children and adults. He has been associated with California Special Olympics since its inception in 1969, served as the President of its Board of Directors for ten years, and currently is Chairman of its Board of Governors. He has been appointed to national and international foundations and Presidential Commissions, with a concentration on youth development. Mr. Johnson also is National Head Coach for Special Olympics International and a member of its Board of Directors, and, in addition, serves on a variety of special boards and committees in the world of sports and community services.

     John C. Spence has served as a director of the Company since 1995. From April 1993 to January 1998, Mr. Spence was President of Avco Insurance Services, a provider of credit and credit-related insurance to financial institutions, and a wholly-owned subsidiary of Avco Financial Services, Inc. Since January 1998, Mr. Spence has been Chairman of the Board of Avco Insurance Services. From October 1990 to April 1993, he served as President of Endovascular Instruments, Inc., a manufacturer of medical devices. Prior to that time, Mr. Spence was an independent business consultant. He is also a director of Avco Financial Services, Inc., a wholly-owned subsidiary of Textron, Inc.

     Richard D.C. Whilden has served as a director of the Company since 1995. Since 1990, Mr. Whilden has been a principal of The Contrarian Group, a business management company. He is also Chairman of the Board, President and Chief Executive Officer of Internet Travel Network, an Internet software service bureau. From April 1993 to August 1994, Mr. Whilden was the Chairman of the Board of Directors of Caliber Bank in Phoenix, Arizona and, from December 1993 to August 1994, he was the Chief Executive Officer, President and Chairman of the Board of Directors of the bank's holding company, Independent Bankcorp of Arizona, Inc. In addition, Mr. Whilden remained as a director of the holding company and of the bank until they were sold in 1995. From 1959 to 1989, Mr. Whilden was employed by TRW, Inc., during which time he served as Executive Vice President from 1984 to 1989.

     John A. Ueberroth and Peter V. Ueberroth are brothers. Jeffrey D. Thomas is the son-in-law of Peter V. Ueberroth. Other than these relationships, there are no family relationships among the directors and executive officers of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1998, and as adjusted to reflect the sale of Common Stock offered hereby by the Company and the Selling Stockholders (assuming no exercise of the Underwriters' over-allotment option) by (i) each director of the Company, (ii) each executive officer of the Company,
(iii) the Selling Stockholders, (iv) all executive officers and directors of the Company as a group, and (v) each person known by the Company to own beneficially 5% or more of the outstanding Common Stock.

                                        SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                               OWNED                                   OWNED
                                        PRIOR TO OFFERING(1)     NUMBER OF       AFTER OFFERING(1)
                                        --------------------    SHARES BEING    --------------------
       NAME OF BENEFICIAL OWNER          NUMBER      PERCENT      OFFERED        NUMBER      PERCENT
       ------------------------         ---------    -------    ------------    ---------    -------
Peter V. Ueberroth(2).................  1,352,575     19.3%            --       1,352,575     14.3%
John A. Ueberroth(3)..................  1,541,585     22.0%       200,000       1,341,585     14.2%
Jeffrey D. Thomas(4)..................    130,100      1.9%            --         130,100      1.4%
Ronald L. Merriman(5).................     50,000        *             --          50,000        *
James L. Easton(6)....................      5,000        *             --           5,000        *
John C. Spence(7).....................      6,000        *             --           6,000        *
Rafer L. Johnson(8)...................      5,000        *             --           5,000        *
Richard D. C. Whilden(9)..............      7,620        *             --           7,620        *
Rogal America, Co.....................    140,187      2.0%        18,000         122,187      1.3%
The Kaufmann Fund, Inc.(10)...........  1,000,000     14.3%            --       1,000,000     10.6%
T. Rowe Price Associates, Inc.(11)....    793,600     11.3%            --         793,600      8.4%
All executive officers and directors
  as a group (8 persons)..............  3,097,880     44.2%       200,000       2,897,880     30.5%

---------------
  *  Less than 1%

 (1) Includes shares issuable upon the exercise of options or warrants that are exercisable within 60 days of March 31, 1998. The shares underlying such options or warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding stock owned by such persons individually and by each group of which they are a member, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Chairman of the Board of the Company. These shares are held in a family trust of which Mr. Ueberroth is a co-trustee. Mr. Ueberroth's address is 500 Newport Center Drive, Suite 900, Newport Beach, CA 92660.

 (3) President and Chief Executive Officer of the Company. Mr. Ueberroth's address is One Corporate Plaza, Newport Beach, CA 92660.

 (4) Executive Vice President, Secretary and Chief Financial Officer of the Company. Consists of 111,350 shares of Common Stock held in a family trust and 18,750 shares of Common Stock issuable upon exercise of employee stock options. Mr. Thomas' address is 110 South Ferrall Street, Spokane, WA 99202.

 (5) Executive Vice President of the Company. Includes 37,500 shares of Common Stock underlying a restrictive stock award to Mr. Merriman, which shares vest in three equal annual installments commencing January 1, 1999 and as to which Mr. Merriman has sole voting rights currently. Mr. Merriman's address is One Corporate Plaza, Newport Beach, CA 92660.

 (6) Director. Consists of 5,000 shares of Common Stock issuable upon exercise of director options. Mr. Easton's address is 7855 Haskell Avenue, Van Nuys, CA 91406.

 (7) Director. Includes 5,000 shares of Common Stock issuable upon exercise of director options. Mr. Spence's address is 18581 Teller Avenue, Irvine, CA 92715.

 (8) Director. Consists of 5,000 shares of Common Stock issuable upon exercise of director options. Mr. Johnson's address is 6071 Bristol Parkway, #100, Culver City, CA 90230.

 (9) Director. Includes 5,000 shares of Common Stock issuable upon exercise of director options. Mr. Whilden's address is 106 Poinsettia Avenue, Manhattan Beach, CA 90266.

(10) As reported in a Schedule 13G filed with the Securities and Exchange Commission by The Kaufmann Fund, Inc., whose address is 140 E. 45th Street, 43rd Floor, New York, NY 10017.

(11) As reported in a Schedule 13G filed with the Securities and Exchange Commission by T. Rowe Price Associates, Inc., whose address is 100 East Pratt Street, Baltimore, MD 21202. According to such Schedule 13G, these securities are owned by various individual and institutional investors, including T. Rowe Price New Horizon Funds, Inc. (which owns 433,000 shares), for which T. Rowe Price Associates, Inc. serves as an investment advisor with power to direct investments and/or sole power to vote the securities. T. Rowe Price Associates, Inc. expressly disclaims that it is the beneficial owner of such securities.

                                  UNDERWRITING

     NationsBanc Montgomery Securities LLC, Allen & Company Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and D.A. Davidson & Co. (collectively, the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
NationsBanc Montgomery Securities LLC.......................       797,400
Allen & Company Incorporated................................       797,400
Donaldson, Lufkin & Jenrette Securities Corporation.........       797,400
D.A. Davidson & Co. ........................................       265,800
                                                                 ---------
          Total.............................................     2,658,000
                                                                 =========

     The Underwriters have advised the Company and the Selling Stockholders that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $0.75 per share, and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 398,700 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,658,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Each director and officer of the Company and each Selling Stockholder has agreed, for a period of 90 days from the date of this Prospectus, that they will not, directly or indirectly, offer to sell, sell, contract or grant any option to sell, pledge or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable for Common Stock without the consent of NationsBanc Montgomery Securities LLC. The Company has agreed not to, directly or indirectly, offer to sell, sell, contract or grant any option to sell, pledge or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities LLC, except that the Company may, without such consent, grant stock options pursuant to its 1995 Equity Participation Plan, issue shares of Common Stock upon exercise of outstanding stock options and issue unregistered shares as consideration for acquired businesses.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, an Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce their short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 under Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued for any day in which such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Richman, Lawrence, Mann, Chizever & Phillips, Beverly Hills, California. Pillsbury Madison & Sutro LLP, San Francisco, California, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of the Common Stock offered hereby.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus have been incorporated herein in reliance on the report, which includes an explanatory paragraph for the change in accounting for impairment of long-lived assets in 1996, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The financial statements with respect to the acquisition of Rogal America, Co. incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated February 12, 1998 (as amended on Form 8-K/A dated April 2,
1998) have been audited by Starr, Finer, Starr LLP, independent auditors, as stated in their report incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the reporting requirements of the Exchange Act and files reports, proxy statements and other information with the Commission in accordance therewith. Such reports, proxy statements, and other information filed by the Company are available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 0-26420) are incorporated by reference in this Prospectus:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

          2. The Company's Current Report on Form 8-K dated February 12, 1998 (as amended on Form 8-K/A dated April 2, 1998); and

          3. The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A filed under Section 12 of the Exchange Act, dated July 12, 1995, including any amendment or report updating such description.

     In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained herein or in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the Incorporated Documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests should be directed to Investor Relations, Ambassadors International, Inc., 110 S. Ferrall Street, Spokane, Washington 99202, Attention: Jeffrey D. Thomas, telephone number (509) 534-6200. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                                 [Inside Cover]

                                   [Artwork]

======================================================

     No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with this offering and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                    ----------------------------------------

                               TABLE OF CONTENTS
                    ----------------------------------------

                                    Page
                                    ----
Prospectus Summary................    3
Risk Factors......................    7
Use of Proceeds...................   12
Price Range of Common Stock.......   12
Dividend Policy...................   12
Capitalization....................   13
Selected Consolidated Financial
  Data............................   14
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......   16
Business..........................   21
Management........................   28
Principal and Selling
  Stockholders....................   30
Underwriting......................   32
Legal Matters.....................   33
Experts...........................   33
Available Information.............   34
Incorporation of Certain Documents
  By Reference....................   34
========================================

======================================================

                                2,658,000 SHARES

                     [AMBASSADORS INTERNATIONAL, INC. LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                             NationsBanc Montgomery
                                 Securities LLC

                          Allen & Company Incorporated

                          Donaldson, Lufkin & Jenrette
                             Securities Corporation

                              D.A. Davidson & Co.

                                 April 23, 1998

======================================================